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                                  UNITED STATES    ----------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                       Commission File Number  333-51569
                                               ---------------------------------

                         Paragon Corporate Holdings Inc.
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             (Exact name of registrant as specified in its charter)

           7400 Caldwell Avenue, Niles, Illinois 60714 (847) 779-2500
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      9 5/8% Series B Senior Notes Due 2008
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            (Title of each class of securities covered by this Form)

                                      NONE
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         A.B.Dick Company                        CI, Inc.
         Itek Graphix Corp.                      Curtis Sub, Inc.
         7400 Caldwell Avenue                    6140 Parkland Blvd.
         Niles, Il. 60714                        Mayfield Hts., Oh 44124
         (847) 779-1900                          (440) 446-9700
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                    Co-Registrants and Subsidiary Guarantors

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [X]                 Rule 12h-3(b)(1)(i)     [X]
Rule 12g-4(a)(1)(ii)    [ ]                 Rule 12h-3(b)(1)(ii)    [ ]
Rule 12g-4(a)(2)(i)     [ ]                 Rule 12h-3(b)(2)(i)     [ ]
Rule 12g-4(a)(2)(ii)    [ ]                 Rule 12h-3(b)(2)(ii)    [ ]
                                            Rule 15d-6              [ ]

   Approximate number of holders of record as of the certification or notice date: ONE
      --------------------------------

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 29, 2002            By: /s/ Gregory T. Knipp
      ----------------------         ------------------------------------------
                                     Gregory T. Knipp, Chief Financial Officer